BANCO ITAÚ HOLDING FINANCEIRA S.A.

CNPJ. 60.872.504/0001-23	A Publicly Listed Company	NIRE. 35300010230

MEETING OF THE FISCAL COUNCIL

OF FEBRUARY 12, 2007

On February 12, 2007 at 2:30 p.m. at the company’s head office, the effective members of the Fiscal Council of BANCO ITAÚ HOLDING FINANCEIRA S.A., met under the presidency of Prof. Iran Siqueira Lima, with the purpose of providing an opinion on the Accounts for the financial year ending December 31, 2006.

Following due examination of the said account statements, the Fiscal Councilors resolved to register the following opinion:

“The effective members of the Fiscal Council of BANCO ITAÚ HOLDING FINANCEIRA S.A., having perused the management report and the financial statements for December 31, 2006, have verified the accuracy of all the items examined, understanding them to adequately reflect the company’s capital structure, financial position and the activities conducted during the period, recommending that they be approved by the company’s Board of Directors.”

There being no further matter for discussion, the meeting was declared closed and the relative minutes having been transcribed, read and approved, were signed by all those present. São Paulo-SP, February 12, 2007. (signed) Iran Siqueira Lima, Alberto Sozin Furuguem and Fernando Alves de Almeida – Councilors.

ALFREDO EGYDIO SETUBAL

Investor Relations Officer